UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of November 2016

Commission File No.: 333-159793-01

TELESAT HOLDINGS INC.

(Name of Registrant)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

EXHIBITS

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
99.1	Telesat Holdings Inc. Quarterly Report For the Three and Nine Month Periods Ended September 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT HOLDINGS INC.
Date: November 2, 2016	By: /s/ CHRISTOPHER S. DIFRANCESCO Name: Christopher S. DiFrancesco Title: Vice President, General Counsel and Secretary